Exhibit 12.1

Chicago Mercantile Exchange Holdings Inc. and Subsidiaries

Ratio of Earnings to Fixed Charges (1)

	Year Ended December 31,
	2001	2002	2003	2004	2005
Income (loss) before limited partners’ interest in PMT and income taxes (2)	$125,766	$154,229	$206,125	$367,656	$508,379
Add back CME share of loss on equity investee (3)	281	2,876	4,958	3,593	2,636

Earnings / (Loss) Before Income Taxes	126,047	157,105	211,083	371,249	511,015
Plus:
Interest Expense (excluding interest for securities lending)	656	856	632	401	319
Interest Expense within Rent (4)	4,904	5,492	5,488	5,973	6,059

Adjusted Earnings	$131,607	$163,453	$217,203	$377,623	$517,393

Fixed Charges	$5,560	$6,348	$6,120	$6,374	$6,378

Ratio of Earnings to Fixed Charges	23.67	25.75	35.49	59.24	81.12

(1)	The ratio of earnings to fixed charges is calculated by dividing earnings, as defined, by fixed charges, as defined. For this purpose, “earnings” consist of income before income taxes, plus fixed charges and “fixed charges” consist of interest incurred and the interest portion of rent expense.
(2)	The limited partner’s interest in PMT applies only to the year ended December 31, 2000. CME purchased the net assets of PMT during the demutualization process which was finalized on November 13, 2000.
(3)	Represents CME’s 40% share of the losses in OneChicago, LLC, our joint venture with the Chicago Board Options Exchange and the Chicago Board of Trade for the trading of single stock futures and futures based on narrow-based stock indexes, recognized using the equity method of accounting.
(4)	CME considers 40% of rental expense to be the amount representing return on capital.